

Mail Stop 4561

April 25, 2017

Aldo Piscitello
Chief Executive Officer
BorrowMoney.com, Inc.
9935 Shore Road Unit 6-C
Brooklyn, New York 11209

> **Re: BorrowMoney.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 11, 2017**
> **File No. 333-208854**

Dear Mr. Piscitello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2016 letter.

Description of Business

Real Estate Services, page 35

1.   Please disclose the material terms of the relationships you have with the "approximately 700 real estate brokerages or agents" including whether, and under what conditions, you are able to generate revenue from these arrangements.

Financials

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of presentation, page 44

2.   We are unable to locate the correction in response to prior comment 8. In this regard, you disclose that you changed your fiscal year to August 31 in conjunction with the April 2015 merger. However, Section 7.1 of the Bylaws included as Exhibit 3.6 indicates that your fiscal year end is the last day of December. Please explain or revise to include audited financial statements for the fiscal years ended December 31, 2015 and 2016 pursuant to Rule 8-08 of Regulation S-X.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

3.   Please provide the disclosure required by Item 404(d) of Regulation S-K for the $4,000 loan from a related party described in Note 6 to the financial statements and file this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent this agreement is oral, please file a written description of the oral contract as an exhibit. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Signatures, page 66

4.   We are unable to locate disclosure responsive to prior comment 10 and reissue the comment. Please revise to identify your controller or principal accounting officer as well as your principal financial officer or the persons performing those roles. Refer to the signatures section of Form S-1.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: John Heskett, Esq.
        Heskett & Heskett